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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007
Commission File Number: 001 - 15214

TRANSALTA CORPORATION
(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14.1	Corporate Code of Conduct

14.2	Code of Ethics for TransAlta Financial Management

14.3	Code of Business Conduct for Directors

99.1	The Management Proxy Circular of the Registrant dated March 9, 2007 filed as Exhibit 99.1 to this Form 6-K (excluding the Sections entitled "Report on Executive Compensation", "Performance Graph", "Corporate Governance", and "Appendix "B", Statement of Corporate Governance Practices", which shall be deemed not to be incorporated by reference) is hereby filed for the purpose of being and hereby is incorporated by reference into the Registrant's registration statements filed under the Securities Act of 1933, as amended.

99.2	The Form of Proxy of the Registrant.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Maryse St.-Laurent
Maryse St.-Laurent Corporate Secretary

Date: March 15, 2007

EXHIBIT INDEX

14.1	Corporate Code of Conduct

14.2	Code of Ethics for TransAlta Financial Management

14.3	Code of Business Conduct for Directors

99.1	TransAlta Corporation's Notice of Annual and Special Meeting and Management Proxy Circular, dated March 9, 2007 (Only portions of which are being filed as described in the body of this report)

99.2	TransAlta Corporation's Form of Proxy for 2007 Annual Meeting

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Signatures
EXHIBIT INDEX